

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2019

Bradley M. Rust
Executive Vice President and Chief Financial Officer
German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546

> **Re: German American Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-15877**

Dear Mr. Rust:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance